VIA EDGAR

February 19, 2014

Mr. Gus Rodriguez
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BBVA Compass Bancshares, Inc.
Amendment #1 to Registration Statement on Form 10-12(G)
Filed January 21, 2014
File No. 000-55106

Dear Mr. Rodriguez:
On behalf of BBVA Compass Bancshares, Inc., a Texas corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated February 4, 2014 (the “Comment Letter”), regarding the above-referenced amendment number one (“Amendment No. 1”) to the registration statement on Form 10 (the “Form 10”). The Company has also revised the Form 10 in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Form 10 (“Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.
For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in Amendment No. 2. We are also sending, under separate cover, a marked copy of the Form 10 showing the changes to the Amendment No. 1 filed on January 21, 2014.
Form 10-12(G)
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nine Months Ended September 30, 2013 and 2012

Noninterest Income, page 44

1.
We note your response to prior comment ten in our letter dated December 19, 2013. Please revise to disclose and quantify the changes in OREO income and the increase in revenue from the Company's broker dealer which occurred during the periods presented.

Response: The Company has revised page 48 of the Form 10 to respond to the Staff's comment.
Noninterest expense, page 48

2.
We note your response to prior comment eleven in our letter dated December 19, 2013. Please revise to disclose and quantify the changes in FDIC Insurance, other real estate owned expenses and provisions for unfunded commitments and letters of credit which occurred during the periods presented.

Response: The Company has revised page 49 of the Form 10 to respond to the Staff's comment.

Asset Quality, page 53

3.	We note your response to prior comment sixteen in our letter dated December 19, 2013. Please revise to also include a rollforward of accruing TDRs for the periods presented.
Response: The Company has revised pages 57 and 89 of the Form 10 to respond to the Staff's comment.

4.
We note your response to prior comment eighteen in our letter dated December 19, 2013. Please confirm that write-downs of other real estate owned are classified within noninterest expense in accordance with Rule 9-04.14 of Regulation S-X.

Response: The Company respectfully submits that write-downs of other real estate owned are classified within other noninterest income and not within other noninterest expense. Footnote 1, Summary of Significant Accounting Policies, in the notes to the Company's December 31, 2012 audited financial statements discloses the Company's policy to include gains and losses on the sales and write downs on other real estate owned within other noninterest income. Operating expenses from other real estate owned properties is included in other noninterest expense. Net gains (losses) on the sales and write downs on other real estate owned were $3.4 million and ($23.5) million for the nine months ended September 30, 2013 and 2012, respectively, and ($22.0) million, ($30.0) million, and ($33.3) million for the years ended December 31, 2013, 2012, and 2011, respectively.
The Company has revised pages 48 and 73 of the Form 10 to clarify that other noninterest income includes gains and losses on the sales and write downs on other real estate owned. Further, the Company will include net gains (losses) on the sales and write downs on other real estate owned properties within noninterest expense in future filings beginning with the quarterly report on Form 10-Q for the period ending March 31, 2014.
Business Segment Results, page 76

5.	Please revise the disclosures relating to the goodwill impairment charges to address how the respective goodwill impairment charges were determined in both fiscal years 2010 and 2011.
Response: The Company has revised pages 76, 78 and 80 of the Form 10 to respond to the Staff's comment.
Unaudited Condensed Consolidated Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note (4) Loans and Allowance for Loan Losses, page 125

6.
We note your response to prior comment twenty four in our letter dated December 19, 2013. Please revise to include a table that reconciles the remaining contractual amount of the purchased credit impaired loans to the carrying value. Within this reconciliation you should include the nonaccretable difference, the expected cash flows and the accretable difference for each of the periods presented.

Response: For the reasons discussed below, the Company respectfully submits that it is unable to include a table with the requested information and that such table would not be material to an understanding of the financial statements.
The Company has included on pages 125 and 186 in the Form 10 all required disclosures for purchase credit impaired loans in accordance with ASC 310-30-50, which includes disclosure of the outstanding balance and related carrying amount, the amount of the accretable yield at the beginning and end of each period that includes reclassifications from nonaccretable yield and accretion amounts, the allowance for loan losses related to purchased credit impaired loans, and the amount of provision expense related to purchased credit impaired loans for all periods presented.
While the Company performs quarterly updates of its purchase credit impaired loans to evaluate changes in expected cash flows, these updates are performed during the first month of the quarter. As such, the Company does not currently maintain as part of the Company's normal business process, and is therefore unable to provide, a schedule that provides the requested information in the format requested by the Staff for each period presented.
Further, the Company does not consider this disclosure material to understanding the financial statements because purchase credit impaired loans as of September 30, 2013 and December 31, 2012, 2011, and 2010 were $391.4 million, $441.7 million, $599.9 million, and $842.5 million, respectively, or less than 2% of total loans for all periods presented.

7.
We note your response to prior comment twenty six in our letter dated December 19, 2013. Please tell us and disclose the impact of the change in policy (e.g. increased loan chargeoffs or increased loan loss provisions) when it was adopted in fiscal 2013. Further, tell us whether the company is able to quantify what the impact would have been on prior periods as a result of this change.

Response: The Company has revised page 128 of the Form 10 to disclose that this change in policy resulted in approximately $27.4 million of incremental charge-offs when the change in policy was adopted. The change in policy had no impact on loan loss provisions as the Company maintained reserves in the amount of the residential loan deficiency. The Company respectfully informs the Staff that it is unable to quantify what the impact would have been on prior period charge-offs as a result of this change because once a loan has been foreclosed and transferred to other real estate owned, the Company does not have the ability to identify, retrospectively, the historical period when such loan had reached 180 days past due.

8.
We note your response to prior comment twenty seven. Please revise to disclose how these loans were categorized prior to being classified as nonperforming TDRs due to the change in methodology. Also, disclose the types and amounts of loans affected by this change which resulted in the increased loan loss provision during the second quarter of 2013.

Response: The Company has revised page 135 of the Form 10 to respond to the Staff's comment.
Notes to Consolidated Financial Statements

Note (23) Segment Information, page 235

9.
We note your response to prior comment eight in our letter dated December 19, 2013. We note the company is able to identify the goodwill impairment charges recorded for each of the identified reporting segments for the periods presented in MD&A and has disclosed the remaining goodwill attributable to each of the these segments in Note 8 to the financial statements. The “Goodwill” accounting policy states that goodwill is assigned to each of the Company’s reporting units. Thus, please explain to us, in greater detail, the reasons for restating the segment information included in Note 23 to the audited financial statements, to include the goodwill impairment within the “Corporate Support and Other Segment” as opposed to the specifically identified segments.

Response: The segment information included in Note 23 to the audited financial statements represents the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance in accordance with ASC 280-10-50-27 and is derived from the Company's internal profitability reporting system used by management to monitor and manage the financial performance of the Company. This information is based on internal management accounting policies that have been developed to reflect the underlying economics of the businesses. While the Company is able to identify the goodwill impairment charges recorded for each of the identified reporting segments for GAAP reporting purposes and discloses the remaining goodwill attributable to each of these segments, the Company's internal profitability reporting system does not allocate the goodwill impairment charges to the applicable operating segments (that is, goodwill impairment is not included in the segment measure of profit or loss) and instead presents it as component of the "Corporate Support and Other Segment." The goodwill impairment charges also had no effect on compensation expense. As such, the Company determined that it was more appropriate to restate the segment information included in Note 23 to the audited financial statements to include the goodwill impairment within the "Corporate Support and Other Segment."
The Company has revised page 235 of the Form 10 to indicate that goodwill impairment is presented within the "Corporate Support and Other Segment," as the Company does not allocate goodwill impairment to the related segments in the Company's internal profitability reporting system.
*    *    *
The Company has authorized us to confirm on their behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450−4077.
Very truly yours,

/s/ John B. Meade

John B. Meade

cc:	Angel Reglero
Senior Executive Vice President and Chief Financial Officer
BBVA Compass Bancshares, Inc.